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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                            ------------------------------------
                                                      OMB APPROVAL
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                                            OMB Number:    3235-0145
                                            Expires:      August 31, 1999
                                            Estimated average burden
                                            hours per response........14.90
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                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                             Laser Power Corporation
                             -----------------------
                                (Name of Issuer)




                                  Common Stock
                                  ------------
                         (Title of Class of Securities)




                                   51806K 10 4
                                   -----------
                                 (CUSIP Number)



                                December 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of This Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             |_|      Rule 13d-1(b)

             |_|      Rule 13d-1(c)

             |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                Page 1 of 4 pages


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-----------------------------                                  -----------------
CUSIP No. 51806K  10  4               13G                      Page 2 of 4 Pages
          -------------
-----------------------------                                  -----------------

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Glenn H. Sherman

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
   SHARES           103,332
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY          564,499
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING         103,332
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH            564,499
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     667,831*
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.95%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

* Item 9 includes 82 shares held of record by Inamaria Sherman, Dr. Sherman's wife and 1,333 shares held by Martina Sherman, Dr. Sharman's daughter, and excludes 150 shares held in the name of Inamaria Sherman for the benefit of Margoth Klein, Mrs. Sherman's mother. Mr. Sherman disclaims beneficial ownership of such shares.

                                Page 2 of 4 pages


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ITEM 1.
         (a)      Name of Issuer:   Laser Power Corporation
         (b)      Address of Issuer's Principal Executive Offices:
                   12777 High Bluff Drive, San Diego, CA 92130
ITEM 2.
         (a)      Name of Person Filing:     Glenn H. Sherman
         (b)      Address of Principal Business Office or, if none, Residence:
                   1103 Luneta Drive, Del Mar, CA 92014
         (c)      Citizenship: USA
         (d)      Title of Class of Securities: Common
         (e)      CUSIP Number:  51806K  10  4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(b), OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.  OWNERSHIP
         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount Beneficially Owned:  667,831*
         (b)      Percent of Class: 7.95%
         (c)      Number of shares as to which such person has:
                 (i)      Sole power to vote or to direct the vote: 103,332
                 (ii)     Shared power to vote or to direct the vote:  564,499
                 (iii) Sole power to dispose or to direct the disposition of: 103,332
                 (iv) Shared power to dispose or to direct the disposition of: 564,499

         *Includes 103,332 shares subject to option exercisable within 60 days of December 31, 1999.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.


                               Page 3 of 4 Pages



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                               February 5, 1999
                                   ---------------------------------------------
                                                     Date

                                          /s/   Glenn H. Sherman
                                   ---------------------------------------------
                                                Glenn H. Sherman







                                Page 4 of 4 pages